

July 22, 2024

Joyce Lee Jue Hui
Chief Executive Officer
Fitness Champs Holdings Limited
7030 Ang Mo Kio
Avenue 5, #04-48
NorthStar@AMK
Singapore 569880

> **Re: Fitness Champs Holdings Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted June 26, 2024**
> **CIK No. 0002023796**

Dear Joyce Lee Jue Hui:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 7

1.   Your response to comment 1 indicates you believe you are a "leading" sports education provider in Singapore based on the number of SwimSafer Program assessment bookings and that you have two service offerings. Please disclose this in your filing.

Risk Factors
Risks Related to Our Securities and This Offering
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices..., page 25

2.   We note your amended disclosure in response to comment 2. Please revise your disclosure here and throughout to clearly indicate whether you intend to adopt home country practices and how they will impact your corporate governance. In this regard, we note your disclosure elsewhere that you intend to adopt home country practices in relation to corporate governance matters and your conflicting disclosure on page 26 that you "intend to comply with the Nasdaq Capital Market or another national securities exchange corporate governance rules applicable to private issuers."

Dividends and Dividend Policy, page 36

3.   We note your response to comment 7. To provide additional context to investors regarding your dividend policy, please indicate whether you currently expect that comparable cash dividends paid to your shareholders historically will continue to be paid in the near future.

Principal and Selling Shareholders, page 107

4.   We note your amended disclosure in response to comment 9. Please revise your table to clearly demarcate between the Independent Director Nominees and the major shareholders. Please also revise your disclosure to indicate whether the table totals will continue to only include the current executive officers, directors, and director nominees as a group, or if they will also include the major shareholders.

5.   We note your amended disclosure in response to comment 10. Please provide additional details regarding Mr. Ee Zhi Chang's services as a consultant of the company, including whether there are any agreements between you and Mr. Chang and the terms of such agreements, if applicable. Alternatively, please describe how you determined whether the consultant relationship constituted a "material relationship with the Group or any of its predecessors or affiliates within the past three years."

Consolidated Statements of Cash Flows, page F-8

6.   We note your response to prior comment 11 that the "Amount due from director" was net of the offsetting of interim dividend payments and these transactions are presented under the Supplemental Disclosure of Non-Cash Financing Activities in the Statements of Cash Flows. In this regard, please tell us what the cash outflow for "Amount due from director" presented on your Statements of Cash Flows represents. It appears to us, based on the reconciliation you provided in response to prior comment 12, that the cash outflow for "Amount due from director" presented on your statement of cash flows only includes "Reimbursement fund for expenses paid on behalf of the Company," "Coaches fee and salary paid on behalf by Joyce Lee Jue Hui" and "Other expenses paid on behalf by Joyce Lee Jue Hui." Tell us how the cash outflow for "Amount due from director" presented on your statement of cash flows relates to the "Amount due from director" receivable presented on your balance sheet. Make any necessary corrections so your Statement of Cash Flows comply with the presentation requirements of ASC 230.

<u>General</u>

7.   We note your response to comment 16. Please further explain your rationale for registering the Resale Shares now, but separate from the Selling Shareholders' shares. You stated in your response that "the timing for the registration of the Resale Shares is tied with the initial public offering as that is when there is expected to be public demand for the Company's shares," yet it is unclear why they would not then be included as Selling Shareholder Shares in the underwritten offering. Please also clarify in the filing whether Easy Builder and Fuji's Resale Shares are subject to a lock-up agreement or leak-out agreement, and if not, explain why. In addition, your disclosure on pages 23 and 122 still states that the shares held by the Resale Shareholders are not subject to lock-up agreements. Please revise for consistency.

<u>Resale Prospectus, page Alt-1</u>

8.   Please disclose the natural person controlling each of the Resale Shareholders, as well as the address of the individual or entity. Refer to Item 9.D of Form 20-F.

        Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: David Ficksman